FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 30, 2003

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

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Rule 12g3-2(b): 82- ......

Contents

* Press Release dated April 30, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Francisco Garza Barbosa ___________________ Francisco Garza Barbosa Comptroller
Date: April 30, 2003

FINANCIAL INFORMATION

Investor Relations:	Media Contact:
Francisco Garza	Francisco del Cueto
Phone: 81-81 73 55 00	Phone: 55-56 62 31 98
Fax: 81-81 73 55 08	Fax: 55-56 62 85 44
E- mail: fjgarza@savia.com.mx	e-mail: delcueto@mail.internet.com.mx

 Savia reports results for First Quarter of 2003

EXECUTIVE SUMMARY

  Savia improved its operating income by $39 million, figure 1.7% higher than reported on the first quarter of 2002.

  Savia reported consolidated net income by $23 million an 11.5% of improvement compared to the same period last year. Its operating cash flow was $44 million, a similar figure than reported in the same period last year.

  Seminis registered sales of $160 million, a similar value to that achieved in the same period previous year, as well as the gross margin mantained a 64% compared to the same period last year. Its operating cash flow was $45 million.

REPORTED RESULTS

Monterrey, Mexico, April 30, 2003. Savia S.A. de C.V. (BMV:SAVIA NYSE:VAI)
announced today its results for the first quarter of 2003.

Main Business Indicators
Million of Dollars as of March 2003

	Jan-March 2003	Jan-March 2002	Variation
Sales	198	214	-7.7%
Gross Profit	108	108	-0.3%
Gross Profit	54.4%	50.4%	-

Operating Expenses	69	70	1.4%
Operating Income	39	38	1.7%
EBIT DA	44	44	-0.5%
Consolidated Net Income	23	21	11.5%
Majority Net Income	13	10	21.3%

FIRST QUARTER CONSOLIDATED RESULTS 2003

Consolidated Net Sales
Consolidated net sales reached $198 million, which represents a decrease of 7.7% compared to the same period last year. This reduction is primarly due to a decrease in the hectares sown by Agrobionova, a subsidiary of Bionova. Of the reported sales, 42% were denominated in dollars, 29% in euros, 12% in mexican pesos and 17% in other currencies.

Consolidated Operating Income
Consolidated operating income was $39 million, an improvement of $1 million (1.7%) compared to the same period last year. This result was mainly due to the reduction in the Bionova's operating expenses and the Corporate expenses also. The operating cash flow reached $44 million, similar figure in comparsion to the same period last year.

Consolidated Income
During this period, majority net income was $13 million, an increase of 21.3% respect to that reported in the first quarter of 2002. Consolidated net income was $23 million, $2 million higher than the obtanined in the same period last year.

FIRST QUARTER RESULTS 2003
FOR THE MAIN SUBSIDIARIES

Seminis
Total sales for the first quarter of 2003 reached $160 million, similar value to the reported sales in the same period last year. The operating gross profit for this period was 64% of the business sales. The operating income reported was $42 million, $1 million less than the first quarter of 2002. This decrease was mainly a result of an increase in the operating expenses by $4 million in comparison to the same period last year.

The operating cash flow reached $45 million, a decrease of 4% compared to $47 million for the first quarter of 2002.

Bionova
The sales of Bionova reported $28 million, which represents a decrease of 42.2% compared to last year's sales for the same period. This reduction is the result of decrease in the operation of Agrobionova. Operating loss was $1 million, a decrease of 122% in comparison to $3 million of operating income reported in the same period last year.

RELEVANT EVENT

Savia and Fox Paine & Company had extended through may 15th, 2003 the non-binding Letter of Intent signed on december 13th, 2002. Under the terms of this letter Fox Paine and parties related to Savia will acquire the outstanding shares of Seminis (NASDAQ: SMNS). This transaction is subject to conditions established by the agreement.

Also, Savia continues its negotiations for the payment of its bank debt. These negotiations are directly related to the Letter of Intent above mentioned.

. . .

Savia participates in industries that offer high growth potential in Mexico and internationally. Its principal subsidiaries include Seminis, a global leader in the production and marketing of fruit and vegetable seeds, Bionova, a company focused on the production, distribution and comercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Seminis and Bionova report following the generally accepted accounting principles of the United States (GAAP) that differ from the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. In addition, Seminis reports its fiscal year the first quarter of October through the last of September. Savia reports its fiscal year on a calendar basis, including in its consolidated results the operations of Seminis according to calendar year.

Savia S.A. de C.V and Subsidiaries
Statement of Consolidated Results
Results for the quarter January to March 2003
Million of Mexican Pesos and Dollars, except per share and per ADR data
As of March 31, 2003 Purchasing Power

	Jan - March '03		Jan - March '02
	Pesos	Dollars	Pesos	Dollars

Net Sales	2,110	198	2,287	214
Cost of Sales	961	90	1,135	106
Gross Profit	1,149	108	1,152	108

Operating Expenses	732	69	742	70

Operating Income	418	39	410	38

EBIT DA	470	44	472	44

Comprehensive Financing Income
Financial Expenses	(113)	(11)	(96)	(9)
Financial Income	14	1	24	2
Exchange Income (loss)	33	3	(66)	(6)
Monetary Result	73	7	40	4
	7	0	(98)	(9)

Other Expenses	(39)	(4)	(31)	(3)

Income before Tax and Profit Sharing	385	36	281	26

Provision for Income Tax and Profit Sharing	140	13	61	6

Net Income before Discontinued Operations	245	23	220	21

Discontinued Operations	0	0	0	0
Extraordinary Items	0	0	0	0

Net Income	245	23	220	21

Net Majority Income	134	13	111	10

Average Shares Outstanding (million dollars)	467		462
Net Income per Share (pesos)	0.29		0.24
Net Income per ADR (dollars)		0.11		0.09